Exhibit 99.1

N e w s R e l e a s e	CONFIDENTIAL

Investor Contacts:
Chartered U.S.:	Chartered Singapore:
Suresh Kumar	Clarence Fu
(1) 408.941.1110	(65) 6360.4060
sureshk@charteredsemi.com	cfu@charteredsemi.com

Media Contacts:
Chartered U.S.:	Chartered Singapore:
Tiffany Sparks	Maggie Tan
(1) 408.941.1185	(65) 6360.4705
tiffanys@charteredsemi.com	maggietan@charteredsemi.com
CHARTERED ANNOUNCES PRICING AND INCREASE IN SIZE OF
SENIOR NOTES OFFERING
SINGAPORE — July 30, 2005 — Chartered Semiconductor Manufacturing (Nasdaq: CHRT and SGX-ST: CHARTERED) today announced the pricing and an increase in size of its U.S. public offering of senior notes that was launched on July 22, 2005. The offering is part of Chartered’s plan to finance the redemption or repurchase of its US$575 million senior convertible notes redeemable in April 20061 (the “Existing Convertible Notes”) announced last week. The offering was made pursuant to Chartered’s effective shelf registration statement filed with the U.S. Securities and Exchange Commission (the “SEC”). The offering is expected to close on August 3, 2005, subject to customary closing conditions.
Chartered increased the total size of the offering from a previously planned amount of US$450 million to US$625 million. The senior notes consist of US$375 million of 5.75% senior notes due 2010 (the “Senior Notes due 2010”) and US$250 million of 6.375% senior notes due 2015 (the “Senior Notes due 2015” and, together with the Senior Notes due 2010, the “Senior Notes”). The Senior Notes due 2010 will be issued at a price of 98.896% of the principal amount and the Senior Notes due 2015 will be issued at a price of 98.573% of the principal amount. The Senior Notes will constitute senior, unsecured obligations of Chartered. The Senior Notes due 2010 will mature on August 3, 2010 and the Senior Notes due 2015 will mature on August 3, 2015. Interest on the Senior Notes due 2010 will be payable at the rate of 5.75% per annum and interest on the Senior Notes due 2015 will be payable at the rate of 6.375% per annum, in each case, on February 3 and August 3 of each year, beginning on February 3, 2006.
The increased offering size of US$625 million, together with cash on hand, will help the company to fund a cash tender offer (the “Tender Offer”) to repurchase all of its Existing Convertible Notes, instead of a maximum tender amount of US$450 million original principal amount of its Existing Convertible Notes as previously announced. The fully accreted redemption amount for the Existing Convertible Notes at maturity is approximately US$664 million, plus any accrued and unpaid interest. Chartered intends to commence the Tender Offer as soon as practicable after the closing of the Senior Notes offering. The purchase price for the Existing Convertible Notes in the Tender Offer will be subject to market conditions and will be determined at the time of its launch.
The financing plan announced on July 22, 2005 consists of a public offering of senior notes and a private placement of Units outside the United States. The “Units” comprise convertible redeemable preference shares due 2010 and amortizing bonds due 2010, and is expected to raise an aggregate amount of US$250 million. The Units private placement is conditional upon Chartered’s shareholders’ approval at the extraordinary general meeting (the “EGM”), which is scheduled to take place on August 17, 2005, the availability after the EGM of stock borrow of Ordinary Shares customary for a transaction of this nature, and other customary closing conditions. Including the additional amount of US$175 million that will be raised through the increased size of the Senior Notes offering, the total gross proceeds of the Senior Notes offering and the Units private placement are now expected to be US$875 million. Chartered intends to use any proceeds from the offerings in excess of the amount required to repurchase or redeem the Existing Convertible Notes for working capital and general corporate purposes, including to repay some of its current debt.
Goldman Sachs (Singapore) Pte. is acting as the Sole Global Coordinator, Joint Bookrunner and Joint Lead Manager, Citigroup is acting as a Joint Bookrunner and Joint Lead Manager, and ABN AMRO and Bank of America Singapore Limited are acting as Co-Lead Managers for the Senior Notes offering.

[1] CUSIP No. 16133RAA4; ISIN No. US16133RAA41

This press release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these Senior Notes in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state. Our public offering of the Senior Notes in the United States is being made by means of a prospectus that will contain or incorporate by reference detailed information about Chartered and its management as well as financial statements of Chartered. Copies of such prospectus may be obtained from Chartered at 60 Woodlands Industrial Park D, Street Two, Singapore 738406, attention: Investor Relations.
Chartered has not yet commenced the Tender Offer. The Tender Offer will be made only pursuant to an Offer to Purchase and related materials that Chartered intends to distribute to holders of the Existing Convertible Notes. Holders of the Existing Convertible Notes should read carefully the Offer to Purchase and related materials when they become available because they will contain important information. Holders of the Existing Convertible Notes and investors may obtain a free copy of the Tender Offer Statement on Schedule TO, the Offer to Purchase and other documents that Chartered intends to file with the SEC (when available) at the SEC’s website at www.sec.gov. These materials contain important information and holders of Existing Convertible Notes are urged to read them carefully prior to making any decision with respect to the Tender Offer.
About Chartered
Chartered Semiconductor Manufacturing (Nasdaq: CHRT, SGX-ST: CHARTERED), one of the world’s top dedicated semiconductor foundries, offers leading-edge technologies down to 90 nanometer (nm), enabling today’s system-on-chip designs. Chartered further serves the needs of customers through its collaborative, joint development approach on a technology roadmap that extends to 45nm. Chartered’s strategy is based on open and comprehensive design enablement solutions, manufacturing enhancement methodologies, and a commitment to flexible sourcing. In Singapore, Chartered operates a 300mm fabrication facility and four 200mm facilities.
Unless otherwise specified, references to “US$” are to the lawful currency of the United States of America.
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